

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2024

Runzhe Zhang
Chief Executive Officer
LZ Technology Holdings Limited
No. 59-2, Wanghai Street, Siming District,
Xiamen, Fujian Province, 361008
People's Republic of China

> **Re: LZ Technology Holdings Limited**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed June 11, 2024**
> **File No. 333-276234**

Dear Runzhe Zhang:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 3, 2024 letter.

Amendment No. 2 to Registration Statement on Form F-1

Capitalization, page 51

1. You disclose that there are 9,901,163 Class A Ordinary Shares and 56,106,587 Class B Ordinary Shares issued and outstanding as of the date of this prospectus, which appears to include the share issuance on May 24, 2024, disclosed on page F-31. You also disclose on page F-31 that Dongling Technology Co., Ltd acquired 3.15% equity interest of Lianzhang Portal from a minority shareholder of Lianzhang Portal at the consideration of RMB23,692,000 and then transferred that equity interest to LZ Menhu at the consideration of RMB2,146,000. Please revise the presentation here to include a column that reflects these transactions, labeled "Pro Forma", and presented before the As Adjusted column.

2. Please revise to include indebtedness in the table and to the calculation of capitalization. Refer to guidance in Item 3.B of Form 20-F.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Liquidity and Capital Resources, page 61</u>

3. Please revise to state whether as of the most recent balance sheet date, your existing cash will be sufficient to fund your operations for the next 12 months. To the extent it will not, disclose how long you will be able to continue to fund your operations using current available cash resources. Refer to Item 5.B of Form 20-F.

<u>General</u>

4. We note your response to prior comment 1; however, we continue to note changes you made to your disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It continues to be unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on December 22, 2023 warranting revised disclosure to mitigate the challenges you face and related disclosures. As nonexclusive examples, on page 3 and cover page, you no longer address the fact that the Chinese government intends to exert more oversight and control or that it may intervene in or influence your PRC subsidiaries' operations at any time. Please tell us the reasons for these changes or revise your disclosure throughout the registration statement as applicable.

     Please contact Melissa Kindelan at 202-551-3564 or Chris Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Derby at 202-551-3334 with any other questions.


Sincerely,

Division of Corporation Finance
Office of Technology

cc: Kevin (Qixiang) Sun, Esq.